Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	$	$	$	$
Available earnings:

Earnings before income taxes	74	26	264	110
Add fixed charges:

Interest expense incurred	19	67	38	97

Amortization of debt expense and discount	2	3	4	5

Interest portion of rental expense	2	2	4	5

Total earnings as defined	97	98	310	217

Fixed charges:

Interest expense incurred	19	67	38	97

Amortization of debt expense and discount	2	3	4	5

Interest portion of rental expense	2	2	4	5

Total fixed charges	23	72	46	107

Ratio of earnings to fixed charges	4.2	1.4	6.7	2.0